UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due April 24, 2022

Filed pursuant to Rule 3 of Regulation BW

Dated: April 22, 2019

The following information regarding the U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due April 24, 2022 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 17, 2018) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 10,000,000 Callable Step-Up Fixed Rate Notes due April 24, 2022.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date, to but excluding April 24, 2020:

2.35 per cent. per annum

For the period from and including April 24, 2020, to but excluding April 24, 2021:

2.70 per cent. per annum

For the period from and including April 24, 2021, to but excluding the Maturity Date:

3.15 per cent. per annum

(c) Maturing April 24, 2022. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) The Final Redemption Amount of each note shall be U.S. Dollar 1,000 per minimum Specified Denomination. Notes are callable by the Bank at par on each April 24 and October 24 from and including April 24, 2020 to and including October 24, 2021, with 5 London and New York Business Days’ notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of April 4, 2019, the Bank entered into a Terms Agreement with Morgan Stanley & Co. LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating U.S. Dollar 10,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 24, 2019.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100%	0%	100%
Total: USD 10,000,000	USD 0	USD 10,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated April 4, 2019.

B.	Terms Agreement dated April 4, 2019.

Final Terms dated April 4, 2019

International Bank for Reconstruction and Development

Issue of

US$10,000,000 Callable Step-Up Fixed Rate Notes due April 24, 2022

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	100745

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4. Aggregate Nominal Amount:

(i) Series:	US$10,000,000

(ii) Tranche:	US$10,000,000

5. Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6. Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples in excess thereof

7. (i) Issue Date:	April 24, 2019

8. Maturity Date (Condition 6(a)):	April 24, 2022

9. Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified in Term 16 below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Call Option (further particulars specified in Term 17 below)

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	None

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rates of Interest:	From and including the Issue Date, to but excluding April 24, 2020: 2.35 per cent. per annum

From and including April 24, 2020, to but excluding April 24, 2021: 2.70 per cent. per annum

From and including April 24, 2021, to but excluding the Maturity Date: 3.15 per cent. per annum

(ii) Interest Payment Date(s):	April 24 and October 24 of each year, from and including October 24, 2019 to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

(ii) Interest Period Date(s):	Each Interest Payment Date

(iv) Business Day Convention:	Not Applicable

(v) Day Count Fraction (Condition 5(l)):	30/360

(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Call Option (Condition 6(d)):	Applicable

(i) Optional Redemption Date(s):	April 24 and October 24 of each year, from and including April 24, 2020 to and including October 24, 2021

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	US$1,000 per minimum Specified Denomination

(iii) Notice Period:	Not less than five London and New York Business Days prior to the relevant Optional Redemption Date.

18. Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

19. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20. Form of Notes (Condition 1(a)):	Registered Notes

Global Registered Certificate

21. New Global Note:	No

22. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

23. Governing law (Condition 14):	New York

24. Other final terms:	The first sentence of Condition 7(a)(ii) is hereby replaced by the following: “Interest (which for the purpose of this Condition 7(a) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the calendar day before the due date for payment thereof (the “Record Date”).”

DISTRIBUTION

25. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) Stabilizing Manager(s) (if any):	Not Applicable

26. If non-syndicated, name of Dealer:	Morgan Stanley & Co. LLC

27. Total commission and concession:	Not Applicable

28. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

29. ISIN Code:	US45905U2T01

30. CUSIP:	45905U2T0

31. Common Code:	198027707

32. Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

33. Delivery:	Delivery against payment

34. Registrar and Transfer Agent (if any):	Citibank N.A., London Branch

35. Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 17, 2018.

SUPPLEMENTAL PROSPECTUS INFORMATION

Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Tenzing D. Sharchok
Name: Tenzing D. Sharchok
Title: Authorized Officer
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 100745 UNDER THE FACILITY

April 4, 2019

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$10,000,000 Callable Step-Up Fixed Rate Notes due April 24, 2022 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on April 24, 2019 (the “Settlement Date”) at an aggregate purchase price of US$10,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to April 2, 2019, 3:15 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above in USD (being equal to the issue price of 100.00 per cent. of the aggregate nominal amount of the Notes).

2

The purchase price specified above will be paid on the Settlement Date by Morgan Stanley & Co. LLC to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Attention: Structured Notes

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Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the Dealer and the Bank, but without prejudice to Section 13 of the Standard Provisions, the Bank: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer is or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

a.

in the event that the Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

b.

in the event that the Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States.

As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

I.	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

II.	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

III.	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

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8

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement or under any applicable law.

9	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

10	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

4

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. LLC

(the “Dealer”)

By:	/s/ Joshua Schanzer
Name: Joshua Schanzer
Title: Authorized Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Tenzing D. Sharchok
Name: Tenzing D. Sharchok
Authorized Officer

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